14405 Walters Road, Suite 780

Houston, TX 77014

Tel: (281) 402-3167 Fax (281) 624-4731

www.oncolixbio.com

November 28, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 29, 2017 File No. 333-220211

Gentlemen:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 9:00 a.m. Eastern Standard Time, Thursday, November 30, 2017, or as soon thereafter as practicable.

Additionally, Oncolix, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, Thomas Pritchard at 713-209-2911.

Yours truly,

/s/ Michael T Redman
Michael T. Redman
Chief Executive Officer